



RECEIVED
2006 MAY 10 A 9:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 April 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 27 April 2006:
  - Form 604 Notice of change of interests of substantial holder – Geodynamics Ltd

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

Exemption File No.
82.2280

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme **GEODYNAMICS LIMITED**

ACN/ARSN **095 006 090**

1. Details of substantial holder (1)

Name **WOODSIDE PETROLEUM LTD and each of its associates as set out in Annexure to this Notice (such associates are together known as the "Group Companies"**

ACN/ARSN (if applicable) **004 898 962**

There was a change in the interests of the substantial holder on 27 April 2006

The previous notice was given to the company on 16 June 2005

The previous notice was dated 16 June 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	11,554,503	12.27%	11,554,503	10.49%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
16/06/05	Woodside Petroleum Ltd and Group Companies	Dilution from issue of shares issued pursuant to a placement announced to market on 10 May 2005.	Nil	11,554,503 fully paid ordinary shares	11,554,503
17/06/05	Woodside Petroleum Ltd and Group Companies	Dilution from issue of shares issued pursuant to a placement announced to market on 23 May 2005 and balancing reconciliation amount relating to completion of a Share Purchase Plan.	Nil	11,554,503 fully paid ordinary shares	11,554,503
09/09/05	Woodside Petroleum Ltd and Group Companies	Dilution from issue of shares issued as a result of the exercise of options under the Company's 2002 Director & Employee Incentive Share & Option Plan.	Nil	11,554,503 fully paid ordinary shares	11,554,503
20/09/05	Woodside Petroleum Ltd and Group Companies	Dilution from issue of shares issued as a result of the exercise of options under the Company's 2002 Director & Employee Incentive Share & Option Plan.	Nil	11,554,503 fully paid ordinary shares	11,554,503
27/04/06	Woodside Petroleum Ltd and Group Companies	Dilution from issue of shares pursuant to a placement completed on 21 April 2006.	Nil	11,554,503 fully paid ordinary shares	11,554,503

Annexure to Notice of change of interests of substantial holder

WOODSIDE GROUP COMPANIES

COMPANY NAME	ACN
Woodside Petroleum Ltd.	004 898 962
CONTROLLED ENTITIES	
Woodside Energy Ltd.	005 482 986
Woodside Finance Limited	007 285 314
Woodside LNG Pty. Ltd.	008 868 568
Woodside Petroleum (W.A. Oil) Pty. Ltd.	050 135 192
Woodside Petroleum (Northern Operations) Pty. Ltd.	055 079 822
Mermaid Sound Port & Marine Services Pty. Ltd.	008 945 104
Woodside Petroleum Holdings Pty. Ltd.	058 272 781
Woodside Group Staff Superannuation Pty. Ltd.	005 237 285
Woodside Petroleum (Timor Sea 1) Pty. Ltd.	066 086 075
Woodside Petroleum (Timor Sea 19) Pty. Ltd.	076 371 634
Woodside Petroleum (Timor Sea 20) Pty. Ltd.	076 371 670
Woodside Petroleum (PNG) Pty. Ltd.	067 360 105
Woodside South East Asia Pty. Ltd.	081 373 757
Woodside Mauritania Pty. Ltd.	083 070 937
Woodside Holdings Pty. Ltd.	086 818 911
Woodside Petroleum (Timor Sea 7) Pty. Ltd. (in member's voluntary liquidation)	089 147 464
Woodside Energy (Senegal) Pty. Ltd.	093 023 119
Woodside Eastern Energy Pty. Ltd.	005 694 593
Woodside Technical Services Pty. Ltd.	090 004 729
Woodside Energy Holdings Pty. Ltd.	090 682 803
Woodside Energy (USA) Inc.	N/A
Woodside Energy Holdings (USA) Inc.	N/A
Woodside Petroleum (NEDSP) Pty. Ltd.	092 813 208
Woodside SSW Solutions Pty. Ltd.	093 277 411
Woodside Guangdong Shipping (Two) Pty. Ltd.	094 294 676
Woodside Guangdong Shipping (One) Pty. Ltd.	094 336 124
Metasource Pty. Ltd.	094 813 715
Woodside West Kimberley Energy Pty. Ltd.	095 092 121
Woodside Energy (Algeria) Pty. Ltd.	095 259 993
Woodside Energy (Sahara) Inc.	N/A
Woodside Energy Holdings (UK) Pty. Ltd.	096 905 574
Woodside Energy (UK) Limited	N/A
Woodside Energy (Kenya) Pty. Ltd.	097 225 584
Woodside Mauritania Investments Pty. Ltd.	097 350 644
Woodside Quest Energy Pty. Ltd.	098 480 338
Woodside Energy (N.A.) Ltd.	N/A
Woodside Insurance Inc.	N/A
Woodside Energy Iberia S.A.	N/A
Woodside Energy (Carbon Capture) Pty. Ltd.	105 069 163
Woodside Energy (SL) Pty. Ltd.	106 377 548
WEL Mauritania BV	N/A
Woodside Energy Liaison Company (Korea) Pty. Ltd.	107 829 194
Woodside West Africa Pty. Ltd.	110 662 327
Woodside Energy Technologies Pty. Ltd.	111 767 232
Woodside China Liaison Pty. Ltd.	113 193 918
Woodside Japan Liaison Pty. Ltd.	113 193 963
Woodside Natural Gas Inc.	N/A
Woodside Energy (Norway) Pty. Ltd.	114 102 439
Woodside Energy (M.E.) Pty. Ltd.	115 808 707
Gryphon Exploration Company	N/A
Woodside Energy Australia Asia Holdings Pte. Ltd.	N/A
WelCap Insurance Pte. Ltd.	N/A